BJ’S RESTAURANTS, INC.

7755 Center Avenue, Suite 300

Huntington Beach, California 92647

January 25, 2010

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attn: Ms. Chanda DeLong

Re:	BJ’s Restaurants, Inc. Registration Statement on Form S-3 Registration No. 333-164242

Ladies and Gentlemen:

The undersigned registrant, BJ’s Restaurants, Inc. (the “Company”), hereby requests acceleration of the effective date of its Registration Statement, File No. 333-164242, so that the Registration Statement is effective as of 5:00 p.m. Washington, D.C. time on Thursday, January 28, 2010.

The Company acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company asserts that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

BJ’S RESTAURANTS, INC.

By:	/S/ GREGORY LEVIN
Gregory Levin, Executive Vice President, Chief Financial Officer and Secretary